Exhibit 99.3

September 12, 2003

Phil Scott, CFO
Surgicare, Inc.
12727 Kimberly Lane, Suite 200
Houston, TX 77024

Dear Phil,

This letter agreement ("Agreement") confirms our understanding with respect to the engagement by Surgicare, Inc. (the "Company") of David Roberts ("Roberts") in connection with advice regarding a transaction (Transaction) between the Company and certain financial investors and or merger partners.

1. Scope of Engagement. The Company hereby engages Roberts to act as a strategic and financial advisor in connection with the Transaction. To the extent requested by the Company, Roberts shall assist the Company in analyzing, structuring, negotiating, and effecting the Transaction.
2. Provision of Information: Confidentiality. The Company shall cooperate fully with Roberts in connection with its financial review and analysis of the Company and shall provide Roberts with such information concerning the Company as Roberts deems necessary or appropriate for such review and analysis (collectively, the "Information"). Roberts shall keep in confidence and shall not, without the Company's consent, disclose to any persona (except its own counsel or as such counsel has advised is required by applicable law) any non-public Information furnished by the Company to Roberts
3. Accuracy of Information: All information provided by the Company shall be accurate and complete in all material respects and shall not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not false or misleading. Roberts does not assume responsibility for the accuracy or completeness of the Information, including but not limited to any disclosure materials related to the Transaction. The Company acknowledges and agrees that Roberts will rely primarily on the Information and on information available from generally recognized public sources in performing its services hereunder, without having independently verified the same.
4. Fees: The Company shall pay Roberts a fee of $2,000 per day for services rendered by Roberts with a minimum guarantee of at least 5 days of services per month. The minimum guaranteed amount shall be $20,000. At the option of the Company the fee may be paid in immediately saleable registered shares of the Company's common stock.
5. Term: This Agreement shall begin September 15, 2003 and continue for a term of two months and may be extended at the option of the Company upon written notice.
6. Expenses: Roberts shall be reimbursed upon request made from time to time for all of its reasonable out-of-pocket expenses incurred in connection with its engagement hereunder.
7. Indemnification. The Company shall indemnify Roberts and his affiliates and their respective directors, officers, employees, agents, and controlling persons (Roberts and each such person being "Indemnified Party") from and against any and all losses, claims, damages, and liabilities, joint or several, to which such Indemnified Party may become subject under any applicable federal or state law, or otherwise, related to or arising out of any Transaction contemplated by this Agreement or the engagement of Roberts pursuant to, or the performance by Roberts of the services contemplated by, this Agreement and shall reimburse each Indemnified Party for all expenses (including reasonable legal fees and expenses) as they are incurred in connection with the investigation of, preparation for, or defense of any pending or threatened claim or any action or proceeding arising therefrom, whether or not such Indemnified Party is a party to such action or proceeding. Notwithstanding the foregoing, the Company shall not be liable for indemnification under this paragraph to the extent that any such loss, claim, damage, or liability is determined in a final judgment by a court of competent jurisdiction to have resulted from Roberts's bad faith or negligence.
8. Termination. The engagement hereunder may be terminated at any time by either party upon thirty (30) days written notice to the other party, effective upon receipt of written notice to that effect by the other party. The provisions of Sections 2, 4, 6 and 7 shall survive any termination.
9. Opinions and Advice. All opinions and advice, whether written or oral, rendered by Roberts to the Company pursuant to this Agreement are intended solely for the Company's benefit and use in considering the Transaction. No such opinions or advice may be disclosed to third parties without Roberts's prior written consent.
10. Miscellaneous.

  Successors and Assigns. This Agreement shall be binding on and inure to the benefit of each party's successors and assigns, but may not be assigned without prior written consent of the other party.
  Governing Law. This Agreement shall be governed by and construed in accordance with internal laws of the State of Texas, without regard to conflicts of law principles thereof.
  Amendment. This Agreement may not be modified or amended except in writing signed by the parties hereto.
  Corporate Obligation. The obligations of the parties hereunder are solely corporate obligations, and no officer, director, employee, agent, shareholder, or controlling person shall be subject to any personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of the party or any of its affiliates.

If the foregoing correctly sets forth your understanding and intentions, please so indicate by signing and returning to us the enclosed copy of this letter.

Sincerely,

David M. Roberts
APPROVED AND ACCEPTED

ON September 12, 2003:

By: /s/ Phillip C. Scott
Phil Scott, CFO
SurgiCare, Inc.